EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the inclusion in this Registration Statement on Form S-1 (File number yet to be assigned) of our audit report dated June 15, 2022, with respect to the consolidated balance sheets of Nascent Biotech Inc. as of March 31, 2022 and 2021, and the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for the two years then ended, appearing in the Annual Report on Form 10-K for the year ended March 31, 2022. Our report dated June 15, 2022, relating to aforementioned financial statements, includes a going concern paragraph relating to substantial doubt of the Company's ability to continue as a going concern.

We also consent to the references to us under the heading “Experts” within the Registration Statement.

Fruci & Associates II, PLLC

September 19, 2022